Exhibit 99.1
MANAGEMENT’S REPORT
TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of the management of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments. The significant accounting policies which management believes are appropriate for the Corporation are described in Notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.
Management has established and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Corporation’s operating and financial results, and that the Corporation’s assets are safeguarded. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.
The Board of Directors, through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of independent directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Corporation’s independent auditors who are appointed by the shareholders of the Corporation upon the recommendation of the Audit Committee and the Board of Directors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

Daryl Wilson President and Chief Executive Officer		Lawrence Davis Chief Financial Officer
March 20 , 2007	Mississauga, Ontario
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets;
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at December 31, 2006, the Corporation’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as at December 31, 2006.
Management’s assessment of the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2006, as stated in the Report of Independent Chartered Accountants, to the Shareholders of the Corporation, which expresses unqualified opinions on management’s assessment of the Corporation’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson President and Chief Executive Officer		Lawrence Davis Chief Financial Officer
March 20 , 2007	Mississauga, Ontario

AUDITORS’ REPORT
INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Hydrogenics Corporation:
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of the Corporation as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as of December 31, 2006 and December 31, 2005, and the related consolidated statements of operations and deficit for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as of December 31, 2005 and December 31, 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
PricewaterhouseCoopers LLP
March 20, 2007

CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and December 31, 2005
(thousands of U.S. dollars)

	2006	2005
ASSETS

Current assets
Cash and cash equivalents	$5,937	$5,394
Short-term investments	54,350	80,396
Accounts receivable (note 5)	9,740	7,733
Grants receivable	1,901	1,909
Inventories (note 6)	12,718	8,685
Prepaid expenses	1,539	2,353

	86,185	106,470

Property, plant and equipment (note 7)	5,435	5,682
Intangible assets (note 8)	500	33,972
Goodwill (note 4)	5,025	68,505
Other non-current assets	28	28

	$97,173	$214,657

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (notes 9 and 17)	$21,380	$14,918
Unearned revenue	8,809	3,772

	30,189	18,690

Long-term debt (note 10)	94	325
Deferred research and development grants	133	135

	30,416	19,150

Shareholders’ Equity (notes 11 and 12)
Share capital and other equity	321,094	318,804
Deficit	(249,033)	(118,274)
Foreign currency translation adjustment	(5,304)	(5,023)

	66,757	195,507

	$97,173	$214,657

Commitments and contingencies (notes 14 and 15)
The accompanying notes form an integral part of these Consolidated Financial Statements.

Norman Seagram	Pierre Rivard
Lead Director	Executive Chairman

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
As at December 31, 2006 and December 31, 2005
(thousands of U.S. dollars, except for share numbers and per share amounts)

						Accumulated
						other
	Common shares			Contributed		comprehensive	Total shareholders’
	Number	Amount	Warrants	surplus	Deficit	loss	equity
Balance at Dec. 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968

Comprehensive loss:
Net loss for the year	—	—		—	(33,539)	—	(33,539)
Foreign currency translation adjustments	—	—		—	—	—	—

Comprehensive loss							(33,539)

Issuance of common shares	11,373,608	60,126		—	—	—	60,126
Issuance of common shares on exercise of options	144,734	275					275
Stock-based consulting expense	—	—		70	—	—	70
Employee Stock-based compensation expense	—	—		1,313	—	—	1,313

Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213

Comprehensive loss:

Net loss for the year	—	—		—	(37,374)	—	(37,374)
Foreign currency translation adjustments	—	—		—	—	(977)	(977)

Comprehensive loss							(38,351)

Issuance of common shares and options granted on the acquisition of Stuart Energy	26,999,103	119,526		3,382			122,908
Repurchase and cancellation of warrants			(4,722)	3,972			(750)
Issuance of common shares on exercise of options	53,578	149		—	—	—	149
Stock-based consulting expense	—	—		76	—	—	76
Employee Stock-based compensation expense	—	—		2,262	—	—	2,262

Balance at Dec. 31, 2005	91,679,670	$306,957	$—	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss for the year	—	—		—	(130,759)	—	(130,759)

Foreign currency translation adjustments	—	—		—	—	(281)	(281)

Comprehensive loss							(131,040)

Issuance of common shares on exercise of options	236,796	419		—	—	—	419
Stock-based consulting expense	—	—		39	—	—	39
Employee Stock-based compensation expense	—	—		1,832	—	—	1,832

Balance at Dec. 31, 2006	91,916,466	$307,376	$—	$13,718	$(249,033)	$(5,304)	$66,757

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31, 2006, 2005 and 2004
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2006	2005	2004
Revenues	$30,059	$37,191	$16,656

Cost of revenues	29,360	33,881	12,396

	699	3,310	4,260

Operating expenses
Selling, general and administrative	27,891	24,616	14,305
Research and product development (note 13)	9,379	7,745	9,069
Amortization of property, plant and equipment	1,285	1,365	2,517
Amortization of intangible assets	7,139	8,429	8,510
Impairment of intangible assets and goodwill (notes 4 and 8)	90,834	—	3,693
Integration costs (recovery) (note 23)	—	1,123	(77)

	136,528	43,278	38,017

Loss from operations	(135,829)	(39,968)	(33,757)

Other income (expenses)
Sale of asset	477	—	—
Provincial capital tax	(42)	(91)	(260)
Interest, net	3,551	2,936	895
Foreign currency gains (losses)	904	(251)	(333)

	4,890	2,594	302

Loss before income taxes	(130,939)	(37,374)	(33,455)
Current income tax expense (recovery) (note 18)	(180)	—	84

Net loss for the year	(130,759)	(37,374)	(33,539)

Deficit - Beginning of year	(118,274)	(80,900)	(47,361)

Deficit - End of year	$(249,033)	$(118,274)	$(80,900)

Net loss per share

Basic and diluted (note 20)	$(1.42)	$(0.41)	$(0.53)

Shares used in calculating basic and diluted net loss per share	91,816,049	91,226,912	63,542,811

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2005 and 2004
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2006	2005	2004
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(130,759)	$(37,374)	$(33,539)
Items not affecting cash
Amortization of property, plant and equipment	1,948	2,267	2,517
Amortization of intangible assets	7,139	8,429	8,510
Impairment of intangible assets and goodwill	90,834	—	3,693
Unrealized foreign exchange (gains) losses	(74)	210	(238)
Imputed interest on long-term debt	1	21	58
Non-cash consulting fees	39	76	70
Stock-based compensation	1,832	2,262	1,313
Sale of asset	(477)	—	—
Net change in non-cash working capital (note 21)	5,029	(5,012)	2,058

	(24,488)	(29,121)	(15,558)

Investing activities
Decrease (increase) in short-term investments	26,046	9,052	(24,790)
Purchase of property, plant and equipment	(1,701)	(333)	(2,292)
Business acquisitions, net of cash acquired (note 4)	—	(343)	(924)
Proceeds from sale of asset	477	—	—

	24,822	8,376	(28,006)

Financing activities
Repayment of long-term debt	(193)	(180)	(242)
Decrease in deferred charges	—	—	795
Deferred research and development grant	(17)	(39)	174
Common shares issued, net of issuance costs	419	149	60,401

	209	(70)	61,128

Increase (decrease) in cash and cash equivalents during the year	543	(20,815)	17,564
Cash and cash equivalents - Beginning of year	5,394	26,209	8,645

Cash and cash equivalents - End of year	$5,937	$5,394	$26,209

Supplemental disclosure
Interest paid	$80	$36	$38
Income taxes paid	—	1	39
The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
NOTE 1. — DESCRIPTION OF BUSINESS
Hydrogenics Corporation (“Hydrogenics” or the “Corporation”) is a globally recognized developer and provider of hydrogen and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. The Corporation has a diversified product portfolio of OnSite hydrogen generation products, fuel cell power products, and fuel cell test systems.
NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis Of Presentation
The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.
Principles Of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiaries which are wholly owned. All intercompany transactions and balances have been eliminated on consolidation.
Use Of Estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Significant estimates made by the Corporation include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, the recoverability of intangible assets, the fair value of goodwill, the fair value of stock options granted, provisions for costs to complete contracts in progress and estimates of fair values related to business acquisitions.
Cash And Cash Equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of less than 90 days and are carried at amortized cost using the effective interest rate method.
Short-Term Investments
Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are carried at the lower of amortized cost using the effective interest rate method. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned and market value losses are recognized immediately in the consolidated statements of operations. Transaction costs are recognized in net income when incurred.
Inventories
Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Work-in-progress and finished goods are carried at the lower of cost and net realizable value.
Property, Plant And Equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labor and directly attributable overhead costs.
Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum
Leasehold improvements are amortized on a straight-line basis over the term of the lease.
The Corporation reviews the recoverability of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than the carrying value, the asset is written down to fair value.
Goodwill And Intangible Assets
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to determine the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss would be expensed in the consolidated statements of operations.
Intangible assets with finite useful lives
The Corporation’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 -7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line
Management reviews the amortization methods and useful life estimates for these intangible assets annually.
The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than carrying value, the asset is written down to fair value.
Deferred Charges
Direct and incremental transaction costs incurred in connection with the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) (note 4) incurred during 2004 were deferred as a non-current asset on the consolidated balance sheets until the completion of the transaction, at which time the costs were added to the purchase price.
Revenue Recognition
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.
Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenues. Losses, if any, are recognized immediately.
Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases.”
Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.
The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Product Warranties
The Corporation typically provides a warranty for parts and/or labor for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.
Research And Product Development Costs
Research costs and costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.
Stock-Based Compensation
Effective January 1, 2003, the Corporation adopted the new recommendations of the CICA on a prospective basis with respect to stock options granted after that date requiring a compensation expense to be recorded on the grant of options to employees. Options are valued using the Black-Scholes option pricing model and the resulting value of the options is recorded as contributed surplus over the vesting period of the options.
For stock options issued from January 1, 2002 through December 31, 2002, the Corporation applied the settlement method of accounting, which permitted the Corporation to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in note 12.
Deferred Share Units
The fair value of the Corporation’s deferred share units is charged to general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the fair value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheet for the total fair value of the vested deferred share units.
Income Taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.
Foreign Currency Translation
Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.
Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into U.S. dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.
The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.
Net Earnings (Loss) Per Share
Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.
NOTE 3. — NEW ACCOUNTING STANDARDS
(I) Canadian Standards
Financial Instruments, Comprehensive Income, and Hedges
In April 2005, the Accounting Standards Board (AcSB) issued CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income,” and Section 3865, “Hedges,” that changed the way certain financial assets are accounted for and reported in the consolidated financial statements such that they are now recorded at their fair value. The Corporation adopted these sections effective January 1, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
Equity
The CICA replaced Section 3250, “Surplus,” with Section 3251, “Equity,” which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Corporation adopted this pronouncement effective January 1, 2006. In accordance with the provisions of these new standards, the Corporation reflected the following adjustments as of January 1, 2006:
▪	a presentational reclassification of amounts previously recorded in ‘‘Cumulative translation adjustment’’ to ‘‘Accumulated other comprehensive loss.”;
▪	short-term investments are now carried at amortized cost. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned is recognized using the effective interest rate method when there is objective evidence that the short term investments are impaired and there is a decline in fair value below amortized cost, other than temporary, the amount of the loss is recognized immediately in the consolidated statements of operations.
(II) U.S. Standards
The following changes only apply to note 24 of the consolidated financial statement.
Inventory costs
In 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that an allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. The Corporation adopted this pronouncement effective January 1, 2006 for accounting principles generally accepted in the United States (“U.S. GAAP”). The adoption of this guidance did not have material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
Share-based payments
FASB issued FAS No. 123R “Share-Based Payments”, which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share-based payments incurred during fiscal years beginning after June 15, 2005. The Corporation adopted this standard for U.S. GAAP reporting purposes beginning January 1, 2006. The adoption of this standard did not have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
Accounting for uncertainty in income taxes
In June 2006, FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation plans to adopt the provisions of FIN 48 effective January 1, 2007. The Corporation does not expect the adoption of this guidance to have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
NOTE 4. — BUSINESS ACQUISITIONS
Acquisitions During The Year Ended December 31, 2005
On January 6, 2005, the Corporation’s offer to acquire Stuart Energy, a provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy, which then became a wholly owned subsidiary of the Corporation. The purchase price was $125,352 including expenses of $2,444 relating to the acquisition. Consideration consisted of 26,999,103 common shares of the Corporation with a value based on the average market price of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and granting 1,823,404 options to purchase common shares of the Corporation. The purchase price was allocated to the assets and liabilities acquired as follows:

Cash, cash equivalents and short-term investments	$27,615
Other current assets	11,222
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
At the acquisition date, Stuart Energy had approximately $123,000 of tax losses available to reduce taxable income and a net balance of approximately $10,000 of other temporary differences. The related tax assets of $48,262 were not recorded upon acquisition due to the uncertainty associated with their ultimate realization. In addition during the year goodwill was increased by $1,076 as a result of a reclassification from accrued liabilities and was reduced by $55 as a result of adjustments to other liabilities recognized upon acquisition.
Intangible assets acquired pursuant to the Stuart Energy acquisition are considered to have finite useful lives and are being amortized on a straight-line basis over their estimated useful lives in accordance with the accounting policy as follows:

Amount at
acquisition date
Product technology	$30,300
Customer relationships	7,600
Trade names	500
ISO certificates	100

$38,500

The acquisition was accounted for using the purchase method and results of operations of Stuart Energy have been consolidated effective January 6, 2005.
The Corporation recorded $6,615 of restructuring costs in connection with combining the Stuart Energy organization, including employee severance, facility consolidation costs and contract termination costs. Severance payments made to Stuart Energy employees were established by Hydrogenics upon the completion of the acquisition. These costs were recognized as a liability assumed in the Stuart Energy purchase price allocation and, accordingly, have resulted in an increase to goodwill.
The following table shows the activities related to the restructuring liabilities pertaining to the acquisition of Stuart Energy:

	Severance	Facilities	Other	Total
Initial estimated restructuring costs of Stuart Energy	$3,806	$2,509	$300	$6,615
Cash payments – 2005	(3,806)	(1,523)	(300)	(5,629)

Restructuring liabilities as at December 31, 2005	$—	$986	$—	$986

Cash payments – 2006	$—	(986)	$—	(986)

Restructuring liabilities as at December 31, 2006	$—	$—	$—	$—

Restructuring activities were completed during 2006 when the lease payments associated with Stuart Energy facilities ended.
In the three months ended September 30, 2006, the Corporation performed a comprehensive assessment of its business and operating plans, which were updated during the three months ended December 31, 2006. As a result of these assessments, and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. In addition, management also determined that the revenues of the Test System business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets.
Due to the significance of these changes, management performed an evaluation of the recoverability of the long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units as at September 30, 2006, and in addition to its annual impairment test at December 31, 2006.
Based on the results of these assessments, the Corporation recorded the following impairment charges:

Goodwill of the OnSite Generation reporting unit	$59,388
Intangible assets of the OnSite Generation reporting unit	26,333
Goodwill of the Test Systems reporting unit	5,113

Total	$90,834

The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprise product technology, which will continue to be amortized over its remaining useful life of five years.
The fair value used in the impairment charge calculations was determined using the Corporation’s best estimates of future cash flows and considered the weighted average cost of capital for comparable companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
NOTE 5. — ACCOUNTS RECEIVABLE

	2006	2005
Trade accounts receivable	$9,248	$7,199
Less: Allowance for doubtful accounts	(325)	(31)
Goods and services tax	817	565

	$9,740	$7,733

NOTE 6. — INVENTORIES

	2006	2005
Raw materials	$5,866	$4,202
Work-in-progress	6,322	4,377
Finished goods	530	106

	$12,718	$8,685

NOTE 7. — PROPERTY, PLANT AND EQUIPMENT
As at December 31, 2006, the net book value of property, plant and equipment is as follows:

		Accumulated	Net book
	Cost	amortization	Value
Test equipment	$6,016	$3,881	$2,135
Furniture and equipment	3,518	2,047	1,471
Computer hardware and software	3,627	2,156	1,471
Leasehold improvements	1,023	673	350
Automobiles	51	43	8

	$14,235	$8,800	$5,435

As at December 31, 2005, the net book value of property, plant and equipment was as follows:

		Accumulated	Net book
	Cost	amortization	value
Test equipment	$5,670	$3,486	$2,184
Furniture and equipment	3,128	1,983	1,145
Computer hardware and software	3,904	1,966	1,938
Leasehold improvements	872	471	401
Automobiles	48	34	14

	$13,622	$7,940	$5,682

Test equipment under construction, as at December 31, 2006, not yet subject to amortization amounted to $40 (2005 — $nil).
The net book value of equipment under capital lease as at December 31, 2006 is $57 (2005 — $97).
NOTE 8. — INTANGIBLE ASSETS
As at December 31, 2006, the carrying value of intangible assets is as follows:

		Accumulated
		amortization and	Net book
	Cost	impairment charge	value
Intellectual property	$33,629	$33,629	$-
Management services contracts	565	565	-
Product technology	30,300	29,800	500
Customer relationships	7,600	7,600	-
Trade names	500	500	-
ISO certifications	100	100	-

	$72,694	$72,194	$500

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans, which were updated as at December 31, 2006. As a result of these assessments and a resulting change in strategy, management revised its previous estimates of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
the growth and development of its OnSite Generation business. Accordingly, in 2006 the Corporation incurred an impairment charge of $26.3 million to its intangible assets in connection with the 2005 acquisition of Stuart Energy.
As at December 31, 2005, the carrying value of intangible assets was as follows:

		Accumulated
	Cost	amortization	Net book value
Intellectual property	$33,629	$31,737	$1,892
Management services contracts	565	518	47
Product technology	30,300	5,250	25,050
Customer relationships	7,600	950	6,650
Trade names	500	167	333
ISO certifications	100	100	-

	$72,694	$38,722	$33,972

NOTE 9. — ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
Trade accounts payable	$7,021	$3,063
Warranty liability accruals	5,077	2,733
Accrued payroll costs	2,256	1,593
Facility accruals	2,322	3,360
Supplier accruals	1,704	2,552
Severance and related compensation payments	1,373	—
Accrued professional fees	1,025	808
Current portion of long-term debt (note 10)	194	151
Provincial capital tax payable	57	57
Excise taxes payable	—	220
Other	351	381

	$21,380	$14,918

Total severance and related expenses included in SG&A for 2006 was $1,415, primarily related to executives (2005 – nil).
Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31, 2006:

Balance, December 31, 2005	$2,733
Accruals for warranties issued during the year	5,343
Settlements made during the year	(2,999)

Balance, December 31, 2006	$5,077

NOTE 10. — LONG-TERM DEBT
From time to time, the Corporation receives repayable grant financing from government agencies for research and development activities. At December 31, 2006, the outstanding amount of such repayable financing was $277 (2005 — $433). This amount is unsecured, denominated in Canadian dollars and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of a portion of the Corporation’s gross revenues for the preceding quarter. Based on the maximum amount repayable being 150% of the principal, the Corporation has charged to expense imputed interest of $1 in 2006 (2005 — $12; 2004 — $32) at an effective rate of 10% per annum.
During 2002, the Corporation acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420. The loan is repayable over four years. At December 31, 2006, the outstanding amount of the loan is $nil (2005 — $24). The Corporation has charged to expense imputed interest of $nil in 2006 (2005 — $9) at an effective rate of 10% per annum.
The Corporation has various equipment leases accounted for as capital leases. At December 31, 2006, the outstanding amount payable, net of future payments representing interest, is $39 (2005 — $19). The Corporation has charged to expense interest of $2 in 2006 (2005 — $3) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
The present value of future debt repayments is as follows:

2007	$194
2008	104

298
Less: Imputed interest	(10)

288
Less: Current portion	(194)

$94

NOTE 11. — SHAREHOLDERS’ EQUITY
On October 16, 2001, the Corporation issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,629 (net of issuance costs of $277) in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Corporation at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, determined using a Black-Scholes option pricing model with a risk-free rate of 3.9%, a five-year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006. On December 23, 2005, these warrants were repurchased for $750 in the form of a credit against future services that were provided during 2006. The difference between the book value of $4,722 and the repurchase price was credited to contributed surplus.
NOTE 12. — EMPLOYEE STOCK-BASED COMPENSATION
Stock Option Plan
During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2006 the number of common shares that may be issued under the stock option plan was 12,000,000. As at December 31, 2006, 2,504,360 common shares had been issued through the exercise of stock options under this plan. Up to 9,258,935 additional common shares are available to be issued in connection with the exercise of stock options. Of the 9,258,935 available stock options, 6,893,353 have been issued and were outstanding at December 31, 2006.
All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as a compensation expense based on the estimated fair value at the date of the grant. A summary of the Corporation’s employee stock option plan activity is as follows:

	2006		2005		2004
				Weighted		Weighted
		Weighted		average		average
		average		exercise		exercise
	Number of	exercise price	Number of	price	Number of	price
	shares	(CDN$)	shares	(CDN$)	shares	(CDN$)
Outstanding, beginning of year	6,243,753	5.22	3,818,566	4.62	3,306,468	4.13
Granted	1,470,400	3.16	3,650,804	6.24	828,808	6.58
Exercised	(236,500)	2.01	(53,578)	3.37	(144,734)	2.52
Forfeited	(584,300)	5.73	(1,172,039)	6.54	(171,976)	6.47

Outstanding, end of year	6,893,353	4.85	6,243,753	5.22	3,818,566	4.62

Options exercisable, end of year	4,518,681	5.32	4,242,575	5.21	2,290,232	3.55

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2006:

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Exercise price	December 31	remaining	share price	December 31	share price
CDN$	2006	contractual life	CDN$	2006	CDN$
0.01 - 0.29	291,940	3.03	0.05	291,940	0.05
0.30 - 4.00	2,252,740	6.99	2.32	953,290	1.42
4.01 - 5.00	1,391,750	5.26	4.55	784,411	4.58
5.01 - 6.00	970,649	7.07	5.66	693,826	5.75
6.01 - 8.00	978,644	5.58	6.84	787,584	6.91
8.01 - 18.12	1,007,630	4.43	9.57	1,007,630	9.57

	6,893,353	5.91	4.85	4,518,681	5.32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.
Stock options granted to employees during 2006 and 2005, excluding stock options granted on the acquisition of Stuart Energy, are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.94% — 4.44% (2005 — 3.50% — 4.16%), average expected life of four years, expected volatility ranging from 53.34% — 56.40% (2005 - 52.02% — 64.05%) and no dividends. The fair value of the stock options granted during 2006 was $1,914 (2005 — $3,521) (weighted average $1.30 per share) (2005 — $1.93) per share and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2006 was $1,832 ($0.03 per share on a basic and diluted basis). (2005 — $2,262, 2004 — $1,313).
Had the Corporation determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for options granted during the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	2006		2005		2004
		Basic and		Basic and		Basic and
		diluted net		diluted net		diluted net
		loss per		loss per		loss per
		share		share		share
Net loss for the year	$(130,759)	$(1.42)	$(37,374)	$(0.41)	$(33,539)	$(0.53)
Additional stock-based compensation expense	(9)	—	(80)	—	(195)	—

Pro forma net loss for the year	$(130,768)	$(1.42)	$(37,454)	$(0.41)	$(33,734)	$(0.53)

Deferred Share Unit Plan
In 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors will be entitled to elect to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors will not be eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.
During the year ended December 31, 2006, 94,224 DSUs were issued with immediate vesting on the date of issuance. As at December 31, 2006, 205,047 DSUs were outstanding under the DSU plan. As a result, the Corporation recognized a compensation expense of $315 for the year ended December 31, 2006 (2005 — $273, 2004 — nil).
NOTE 13. — RESEARCH AND PRODUCT DEVELOPMENT
Research and product development expenses are recorded net of third party program funding received or receivable. For 2006, 2005 and 2004, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2006	2005	2004
Research and product development expenses	$12,024	$10,733	$13,781
Research and product development funding	(2,645)	(2,988)	(4,712)

Total research and product development expenses	$9,379	$7,745	$9,069

NOTE 14. — COMMITMENTS
The Corporation incurred rental expenses of $1,120 under operating leases in 2006 (2005 — $1,293; 2004 — $1,162). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2007	$1,314
2008	1,251
2009	1,077
2010	510
2011	26

$4,178

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation is eligible to receive up to $12,051 (2005 — $11,896; 2004 - $5,500) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2006 was $11,594 (2005 — $11,486; 2004 — $5,031). In return, these funding parties have a right to receive as repayment, 0.3% to 4.0% of gross revenue received by the Corporation as a result of the commercial exploitation of the associated technology. To date, $835 in revenues from these technologies has been recognized and a repayable amount of $18 has been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
NOTE 15. — CONTINGENCIES
As at December 31, 2006, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $2,980 (December 31, 2005 - $4,190) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
NOTE 16. — LINES OF CREDIT
The Corporation has operating lines of credit available up to $11,644 in total (2005 – ($11,914)). As of December 31, 2006 and 2005, the Corporation has no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facility is due on demand and collateralized by a general security agreement over all assets.
Lines of credit available are reduced by the outstanding standby letters of credit and letters of guarantee issued by several financial institutions.
NOTE 17. — RELATED PARTY TRANSACTIONS
In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a Corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related Corporation for manufacturing functions totalled $968 in 2006 (2005-$846; 2004-$1,768). At December 31, 2006, the Corporation has an accounts payable balance due to this related party of $1 (2005 — $131; 2004 — $126). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
NOTE 18. — INCOME TAXES
As at December 31, 2006, the Corporation has available income tax loss carry-forwards of $210,097 that may be used to reduce taxable income in future years, expiring as follows:

2007	$1,227
2008	26,062
2009	34,731
2010	13,251
2013	20,762
2014	29,046
2015	23,238
2026	18,651
No expiry	43,129

$210,097

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
As at December 31, 2006, the Corporation has unclaimed scientific research and experimental development expenditures of $26,577 (2005 — $26,563) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $8,175 (2005 — $8,171) that can be used to reduce future federal income taxes payable, expiring between 2010 and 2014.
Components of the Corporation’s net future income tax asset, which are primarily arising in Canada, are:

	2006	2005
Assets
Non-capital losses	$69,258	$64,913
Scientific research and experimental development expenses	8,761	9,544
Property, plant and equipment and intellectual property	14,463	12,409
Investment tax credits	6,622	6,363
Warranty and other provisions	1,127	1,825
Share issue costs	(252)	(140)
Valuation allowance	(99,979)	(94,914)

Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.
The Corporation’s computation of income tax expense is as follows:

	2006	2005	2004
Loss before income taxes	$(130,939)	$(37,374)	$(33,455)

Statutory income tax rate	32.96%	35.93%	35.99%

Income tax recovery at statutory rate	(43,157)	(13,428)	(12,040)
Non-deductible expenses	497	1,383	2,456
Other permanent and temporary differences	(359)	182	(44)
Large corporations tax	—	—	84
Adjustment to future income tax assets	—	—	(2,528)
Effect of income tax rate changes on future income taxes	6,635	—	—
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	1,410	(1,172)	(4,837)
Non-deductible amortization of intangible assets	—	3,028	3,258
Foreign exchange gain on CDN dollar denominated future income taxes	(34)	(3,036)	(1,817)
Change in valuation allowance related to the current year	5,065	13,043	15,552
Write-down of intangible assets and goodwill	29,943	—	—
Other	(180)	—	—

Income tax expense (recovery)	$(180)	$—	$84

NOTE 19. — FINANCIAL INSTRUMENTS
At December 31, 2006, 2005 and 2004, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.
The carrying value of non-interest bearing loans payable approximates their fair value because interest is imputed at a rate available to the Corporation for long-term borrowings and is included in the long-term debt balance.
Canadian dollar denominated amounts included in short-term investments at December 31, 2006 amount to $nil (2005-$ 2,042; 2004-$nil).
A substantial portion of the Corporation’s accounts receivable are owing from a limited number of customers located globally (note 22). The Corporation performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from them. The Corporation maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
NOTE 20. — NET LOSS PER SHARE
Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 91,816,049 shares in 2006 (2005–91,226,912; 2004–63,542,811). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.
NOTE 21. — CONSOLIDATED STATEMENTS OF CASH FLOWS
Components of the net change in non-cash working capital are as follows:

	2006	2005	2004
Decrease (increase) in current assets
Accounts receivable	$(2,305)	$(478)	$2,677
Grants receivable	(64)	639	(1,800)
Inventories	(4,033)	3,521	320
Prepaid expenses and other current assets	814	(200)	(579)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	5,580	(9,979)	116
Unearned revenue	5,037	1,485	1,324

	$5,029	$(5,012)	$2,058

NOTE 22. — SEGMENTED FINANCIAL INFORMATION
The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.
OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.
Financial information by reportable segment for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Year ended December 31, 2006
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$12,032	$6,943	$11,084	$—	$30,059
Amortization of intangible assets	5,247	1,892	—	—	7,139
Impairment charge	85,674		5,160		90,834
Amortization of property, plant and equipment	—	—	—	1,948	1,948
Interest income	—	—	—	3,607	3,607
Interest expense	—	—	—	56	56
Income tax recovery	—	—	—	(180)	(180)
Segment loss (i)	(105,806)	(9,074)	(4,881)	(10,998)	(130,759)

	Year ended December 31, 2005
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$21,748	$3,861	$11,582	$—	$37,191
Amortization of intangible assets	6,490	1,892	47	—	8,429
Amortization of property, plant and equipment	—	—	—	2,267	2,267
Interest income	—	—	—	2,972	2,972
Interest expense	—	—	—	36	36
Income tax expense	—	—	—	—	—
Segment loss (i)	(12,862)	(10,933)	(1,604)	(11,975)	(37,374)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)

	Year ended December 31, 2004
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$1,505	$4,106	$11,045	$—	$16,656
Amortization of intangible assets	—	3,784	4,726	—	8,510
Amortization of property, plant and equipment	—	—	—	2,517	2,517
Interest income	—	—	—	985	985
Interest expense	—	—	—	90	90
Income tax expense	—	—	—	84	84
Segment loss (i)	(2,306)	(7,115)	(11,741)	(12,377)	(33,539)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.
The accounting policies for inter-segment transactions are the same as those described in note 2.
Purchases of intangible assets and goodwill during the year ended December 31, 2006 were $nil and $nil (2005 - $38,500 and $63,392).
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2006 were $500 and $5,025 (2005 – $32,033 and $63,392), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at December 31, 2006 were $nil and $nil (2005 - $1,892 and $nil). Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at December 31, 2006 were $nil and $nil (2005 - $47 and $5,113), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets are goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.
Revenues and cost of revenues derived from products and services are as follows:

	2006	2005	2004
Revenues
Products	$26,653	$34,470	$13,390
Services	3,406	2,721	3,266

	$30,059	$37,191	$16,656

	2006	2005	2004
Cost of revenues
Products	$28,114	$32,953	$10,523
Services	1,246	928	1,873

	$29,360	$33,881	$12,396

Revenues are segmented by geography, as follows:

	2006	2005	2004
United States	$8,140	$13,225	$8,659
France	3,163	130	2,300
Japan	2,841	1,773	3,552
Korea	2,499	1,823	435
Germany	2,471	1,557	537
Canada	2,163	1,263	308
Romania	1,367	—	—
United Kingdom	877	1,311	188
China	266	1,696	563
Russia	68	1,963	—
Vietnam	—	2,321	—
Algeria	—	1,992	—
Rest of world	6,204	8,137	114

	$30,059	$37,191	$16,656

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
The Corporation’s largest customers comprise the following percentages of revenues:

	2006	2005	2004
	%	%	%
First	12	11	31
Second	10	10	15
Third	5	5	14
Fourth	4	5	8
Others	69	69	32

	100	100	100

Property, plant and equipment are located in the following countries:

	2006	2005
Canada	$4,341	$5,032
Belgium	1,094	650

	$5,435	$5,682

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.
NOTE 23. — INTEGRATION COSTS
Integration costs incurred during the year ended December 31, 2005 relate to reorganization and alignment activities associated with the acquisition of Stuart Energy. Integration costs (recoveries) during the year ended December 31, 2004 relate to reorganization and alignment activities associated with the acquisition of Greenlight Power.
Integration costs include the following:

	2006	2005	2004
Relocation and retention charges (recovery)	$—	$—	$(77)
Termination benefits	—	716
Consulting and information systems	—	308	—
Travel and accommodation	—	6	—
Contract cancellation fees	—	—	—
Other	—	93	—

	$—	$1,123	$(77)

Integration activities related to the acquisition of Stuart Energy were complete as at December 31, 2005. All integration costs related to the acquisition of Stuart Energy relate to the OnSite Generation business segment.
Integration activities related to the acquisition of Greenlight Power were complete as at December 31, 2003. A reversal of an accrual relating to integration costs of $77 was made in 2004. All integration costs related to the acquisition of Greenlight Power relate to the Test Systems segment.
NOTE 24. — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.
A reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2006	2005	2004
Net loss for the year based on Canadian GAAP	$(130,759)	$(37,374)	$(33,539)
Additional stock-based compensation under APB No. 25 (i)	—	—	(23)
Write-off of in-process research and product development (ii)		(18,400)	—
Impairment charge related to intangible assets	13,800	—	—
Amortization of in-process research and product development (ii)	1,971	2,629	—

Net loss for the year based on U.S. GAAP	(114,988)	(53,145)	(33,562)
Foreign currency translation	(281)	(977)	—

Comprehensive loss based on U.S. GAAP	$(115,269)	$(54,122)	$(33,562)

Basic and fully diluted comprehensive loss per share based on U.S. GAAP	$(1.26)	$(0.59)	$(0.53)

Weighted average number of shares used in calculating comprehensive loss per share	91,816,049	91,226,912	63,542,811

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)

	2006	2005	2004
Shareholders’ equity based on Canadian GAAP	$66,757	$195,507	$109,213
Shareholders’ equity based on U.S. GAAP	$66,757	$179,736	$109,213
The Condensed Statements of Operations and Cash Flows for the years ended December 31, under U.S. GAAP, are as follows:

	2006	2005	2004
Revenues	$30,059	$37,191	$16,656
Cost of revenues	29,360	33,881	12,396
Operating expenses	120,757	59,049	38,040
Loss from operations	(120,058)	(55,739)	(33,780)
Net loss for the year	(114,988)	(53,145)	(33,562)

Cash used in operating activities	(24,488)	(29,121)	(15,558)
Cash provided by (used in) investing activities	24,822	8,376	(28,006)
Cash provided by (used in) financing activities	209	(70)	61,128
(I) Stock-Based Compensation
Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Corporation recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as a compensation expense. Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003 the Corporation uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation is recognized over the vesting period.
(Il) In-Process Research And Development
Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.
(lll) Business Acquisitions
SFAS No. 141, “Business Combinations,” requires disclosure of certain supplemental information on a pro forma basis for the period in which a material business combination occurs. The following pro forma condensed statement of operations information combines the results of operations of the Corporation and of Stuart Energy (acquired by the Corporation on January 6, 2005) under U.S. GAAP as if the acquisition occurred on January 1, 2004:

2004
Revenues	$33,564
Net loss	(78,405)
Basic and diluted net loss per share	(0.87)
NOTE 25. — COMPARATIVE INFORMATION
Certain of the 2005 comparative figures have been reclassified to conform to classification adopted in the current year.
NOTE 26. — SUBSEQUENT EVENT
On March 20, 2007, the Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining is anticipated to be effected by March 31, 2007. A significant component of this restructuring and streamlining involves a reduction of workforce. In order to effect this workforce reduction, the Corporation will incur a one-time pre-tax charge of approximately $2.1 million primarily in the three months ended March 31, 2007.